Exhibit 99.1

Caesarstone Reports Second Quarter 2012 Results

•	Second Quarter Sales and Net Income Set Quarterly Record
•	Revenues Increase 14% to $75.4 million on Strong North America Performance
•	Net Income Increases by 60% to $11.7 million, Reports EPS of $0.34

MP MENASHE, ISRAEL – August 7, 2012 – Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its second quarter ended June 30, 2012.

Revenues in the second quarter of 2012 increased by 14.2% to $75.4 million compared to $66.0 million in the same quarter in the prior year.  Growth in revenues was predominantly driven by strong performance in the United States and Canada, up 60.0% and 27.5%, respectively, compared to the prior year.   Pro forma for its May 17, 2011 acquisition of Caesarstone USA, second quarter consolidated revenues increased 7.8% and United States revenues increased 25.8%.  Consolidated revenue growth was partially offset by the impact of a stronger US Dollar.  On a constant currency basis, second quarter revenue growth was 20.1% and pro forma revenue growth was 13.3%.

Yosef Shiran, Chief Executive Officer, commented, “We are pleased to report record quarterly performance for both sales and net income.  Our results were led by growth in the United States, which is now our largest market and which remains our most compelling growth opportunity.  The results reflect the successful implementation of our strategy. We are continuing to invest in processes and infrastructure around the world and are confident that we can leverage these investments to drive significant value for our shareholders.”

Gross margin in the second quarter increased to 43.0% compared to 40.3% in the prior year, driven primarily by the transition to direct distribution in the United States and by economies of scale over fixed manufacturing expenses.

Operating expenses in the second quarter increased to $18.6 million, or 24.6% of revenues.  This compares to $16.7 million, or 25.3% of revenues, in the second quarter of 2011 and, on a pro forma basis, decreased from $19.5 million, or 27.9% of revenues.  Included in second quarter operating expenses was a favorable settlement of litigation with a former executive in Australia, which resulted in no payment to that party and a credit, net of litigation expenses, of approximately $1.0 million.

Operating income in the second quarter increased 40.5% to $13.9 million, or 18.4% of sales, as compared to $9.9 million, or 15.0% of sales, in the prior year’s second quarter.  The Company noted that operating income was minimally impacted by the strong US dollar as it reduced both sales and operating expenses, which are largely denominated in foreign currencies.

Adjusted EBITDA, which excludes share-based compensation, the excess cost of acquired inventory and the abovementioned litigation credit, was $18.0 million in the second quarter, a margin of 23.8%.  This compares to adjusted EBITDA of $15.8 million, a margin of 23.9% last year.  On a pro forma basis, adjusted EBITDA improved from $16.4 million, or 23.4% of sales, for the same quarter in the prior year.

Foreign exchange fluctuation and a net cash position created finance income in the second quarter of $443,000 compared to finance expense in the prior year’s second quarter of $659,000.

The Company noted that as of July 1, 2012, it changed its functional currency from New Israeli Shekels to US Dollars.  This should mitigate the effect of currency translation on certain balance sheet items and simplify analysis of its financial statements.

The Company’s reported GAAP net income attributable to controlling interest for the second quarter of $11.7 million, or $0.34 per diluted share on weighted shares outstanding of 34.4 million.  This compares to net income in the same quarter of the prior year of $7.3 million, or $0.27 per ordinary share on diluted ordinary shares of 19.6 million.

Adjusted net income attributable to controlling interest for this year’s second quarter was $12.0 million, or $0.35 per diluted share, compared to adjusted net income for the quarter ended June 30, 2011 of $9.3 million, or $0.33 per ordinary share.  Pro forma adjusted net income attributable to controlling interest in the year-ago quarter was $11.0 million.

The Company’s balance sheet as of June 30, 2012 was strong, with a cash balance of $39.6 million, reflecting the net proceeds from its initial public offering, completed on March 21, 2012.

Guidance

The Company today reiterated its prior 2012 full year guidance for sales and adjusted EBITDA. The Company continues to expect to report sales in the range of $292 million to $302 million and adjusted EBITDA in the range of $67 million to $70 million.

Conference Call Details

Yosef Shiran, the Company’s Chief Executive Officer, and Yair Averbuch, the Company’s Chief Financial Officer, will host a conference call today, Tuesday August 7th, 2012, at 8:30 a.m. ET to discuss the results of the second quarter ended June 30, 2012, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com or www.viavid.com in the events section. To access the call, dial toll-free 1-877-627-6585 or +1-719-325-4752 (international). Israeli participants can dial in at 1 80 925 8243. The pass code is 4142578.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 4142578.  The replay will be available beginning at 11:30 a.m. ET on Tuesday, August 7, 2012 and will last through 11:59 PM ET August 21, 2012.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products , along with Caesarstone's  inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income to adjusted net income is provided below.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturer if our suppliers are unable to supply raw materials ; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact	Company Contact
James Palczynski	Yair Averbuch
ICR, Inc.	Chief Financial Officer
+1 (203) 682-8229	+972 4 6109 217
jp@icrinc.com	yairav@caesarstone.com

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2011	June 30, 2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,950	$39,592
Trade receivables	36,798	46,211
Other accounts receivable and prepaid expenses	13,474	17,213
Inventories	48,085	49,937

Total current assets	110,307	152,953

LONG-TERM INVESTMENTS:
Severance pay fund	2,942	3,000
Long-term deposits	343	300

Total long-term investments	3,285	3,300

PROPERTY, PLANT AND EQUIPMENT, NET	69,657	70,090

OTHER ASSETS	20,626	18,702

GOODWILL	42,442	42,482

Total assets	$246,317	$287,527

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$3,866	$3,145
Current maturities of long-term loans	12,541	11,178
Trade payables	30,838	32,875
Account payables to related parties	5,437	2,162
Accrued expenses and other liabilities	29,033	18,530

Total current liabilities	81,715	67,890

LONG-TERM LIABILITIES:

Long-term loans	5,405	49
Long-term loan from related party	1,820	1,833
Capital leases	71	16
Accrued severance pay	3,584	3,668
Long-term warranty provision	1,439	1,432
Deferred tax liabilities, net	8,248	7,033
Share-based payment in subsidiary	1,379	-

Total long-term liabilities	21,946	14,031

REDEEMABLE NON-CONTROLLING INTEREST	6,205	6,389

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares	192	360
Cumulative preferred shares	86	-
Additional paid-in capital	55,338	133,861
Accumulated other comprehensive income	6,306	8,183
Foreign currency translation adjustments – Company	7,376	330
Retained earnings	67,153	56,483

Total equity	136,451	199,217

Total liabilities and equity	$246,317	$287,527

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of income

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2011	2012	2011	2012

Revenues	$66,045	$75,440	$118,439	$142,786
Cost of revenues	39,415	42,976	71,773	82,171

Gross profit	26,630	32,464	46,666	60,615

Operating expenses:
Research and development, net	453	572	1,090	1,309
Marketing and selling	8,482	11,688	13,962	23,582
General and administrative	7,794	6,298	13,631	14,657

Total operating expenses	16,729	18,558	28,683	39,548

Operating income	9,901	13,906	17,983	21,067
Finance expenses (income), net	659	(443)	922	1,012

Income before taxes on income	9,242	14,349	17,061	20,055
Taxes on income	1,658	2,577	1,490	3,332

Income after taxes on income	7,584	11,772	15,571	16,723
Equity in losses (gains) of affiliate, net	16	-	(67)	-

Net income	7,600	11,772	15,504	16,723

Net income attributable to non-controlling interest	(286)	(82)	(224)	(211)
Net income attributable to controlling interest	7,314	11,690	15,280	16,512
Dividends attributable to preferred shareholders	2,117	-	4,420	-
Net income attributable to the Company's ordinary shareholders	$5,197	$11,690	$10,860	$16,512
Diluted net income per share of ordinary shares	$0.27	$0.34	$0.56	$0.53
Weighted average number of ordinary shares used in computing basic income per share	19,565,000	34,365,250	19,565,000	30,918,151
Weighted average number of ordinary shares used in computing diluted income per share	19,565,000	34,376,537	19,565,000	30,928,511

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2011	2012

Cash flows from operating activities:

Net income	$15,504	$16,723
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,559	7,327
Equity-based compensation expense	-	2,039
Decrease in share-based payment	-	(1,402)
Accrued severance pay, net	(97)	42
Changes in deferred tax, net	(2,011)	(911)
Equity in loss of affiliate, net	67	-
Capital losses	(84)	-
Foreign exchange remeasurement gains	(356)	293
Increase in trade receivables including receivable from related party	(10,952)	(9,818)
Increase in other accounts receivable and prepaid expenses	(1,335)	(3,197)
Increase in inventories	2,482	(1,958)
Increase in trade payables	(9,946)	(128)
Increase in warranty provision	62	34
Decrease in accrued expenses and other liabilities including related parties	(1,914)	(7,002)

Net cash (used in) provided by operating activities	(2,021)	2,042

Cash flows from investing activities:

Acquisition of U.S. Quartz Products, Inc.	(16,213)	(6,500)
Acquisition of the business of White-Wood Distributors Ltd.	(1,579)	-
Acquisition of the business of Prema Asia Marketing PTE Ltd.	-	(150)
Purchase of property, plant and equipment	(2,180)	(5,863)
Decrease (increase) in long-term deposits	(55)	49

Net cash used in investing activities	(20,027)	(12,464)

Cash flows from financing activities:

Dividend paid	(3,333)	(27,182)
Receipt from issue of shares	-	78,773
Repayment of long-term loans	(7,402)	(6,802)
Short-term bank credit and loans, net	(6,896)	(720)
Expenses related to IPO	-	(3,304)
Contribution to equity by non-controlling interest	259	-
Receipt of long-term loan from related party	1,828	-

Net cash (used in) provided by financing activities	(15,544)	40,765

Effect of exchange rate differences on cash and cash equivalents	2,060	(2,701)

Increase (decrease) in cash and cash equivalents	(35,532)	27,642
Cash and cash equivalents at beginning of year	43,737	11,950

Cash and cash equivalents at end of year	8,205	39,592

non - cash investing and financing activities:
Purchase of fixed assets with credit from suppliers	1,315	1,731

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2011	2012	2011	2012

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$7,600	$11,772	$15,504	$16,723
Finance expenses (income), net	659	(443)	922	1,012
Taxes on income	1,658	2,577	1,490	3,332
Depreciation and amortization	3,702	3,738	6,559	7,327
Equity in losses (gains) of affiliate, net (a)	(16)	-	67	-
Excess cost of acquired inventory (b)	1,822	200	1,822	669
Share-based compensation expense (c)	368	1,144	939	1,387
IPO bonus (d)	-	-	-	1,970
USQ purchase price adjustment (e)	-	-	-	255
Litigation credit (f)	-	(1,001)	-	(1,001)
Adjusted EBITDA	$15,793	$17,987	$27,303	$31,674

(a)	Consists of the Company's portion of the results of operations of Caesarstone USA prior to its acquisition by the Company in May 2011.
(b)	Consists of the difference between the standard cost of the Company's inventory and the higher carrying cost in two of the Company's subsidiaries:
Caesarstone USA’s inventory at the time of its acquisition and Caesarstone Australia's inventory that was purchased from its distributer.
These differences adversely impact our gross margins until such inventory is sold. The majority of the acquired inventory in Caesarstone USA was sold in 2011, while the acquired inventory in Caesarstone Australia is expected to be sold by the end of 2012.
(c)	In 2011, share-based compensation consists of changes in the value of share-based rights granted in January 2009 to the Company's Chief Executive Officer.
In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as changes in the value of share-based rights granted to the Company's Chief Executive Officer in January 2009.
(d)	Consists of the payment of $1.7 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's IPO.
(e)
In May 2011, the Company acquired the remaining 75% equity interest in its U.S distributer, Caesarstone USA, in which it acquired a 25% interest in January 2007. The acquisition price was $26.5 million and the majority of the amount was paid in 2011, while the balance of the purchase price was payable following the closing of the Company's IPO.

(f)
Since mid-2010, the Company has been engaged in litigation with the former CEO of Caesarstone Australia ("CSA"), which included, among other things, his claim seeking an order requiring the Company to purchase his shares in CSA in accordance with his agreement with the Company and CSA or at a fair and reasonable price. In May 2012, the Company entered into a settlement agreement with the former CEO of CSA pursuant to which he transferred the ownership in any shares in CSA he received in connection with his employment with CSA.  The Company made no payment in consideration for such transfer or any other payment in favor of the former CEO. As a result of this settlement, the Company has reversed the liability connected to this litigation and the adjustment is presented net of the related litigation expenses incurred for the settlement process.

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2011	2012	2011	2012

Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income:
Net income attributable to controlling interest	$7,314	$11,690	$15,280	$16,512
Excess cost of acquired inventory (a)	1,822	200	1,822	669
Share-based compensation expense (b)	368	1,144	939	1,387
IPO bonus (c)	-	-	-	1,970
USQ Purchase Price adjustment (d)	-	-	-	255
Litigation credit (e)	-	(1,001)	-	(1,001)
Total adjustments before tax	2,190	343	2,761	3,280
Less tax on above adjustments (f)	239	37	301	357
Total adjustments after tax	1,951	305	2,460	2,923

Adjusted net income attributable to controlling interest	9,265	11,996	17,740	19,435
Dividends attributable to preferred shareholders	2,812	-	5,247	-
Net income attributable to the Company's ordinary shareholders	$6,453	$11,996	$12,493	$19,435
Adjusted diluted EPS	0.33	0.35	0.64	0.63

(a)	Consists of the difference between the standard cost of the Company's inventory and the higher carrying cost in two of the Company's subsidiaries:
Caesarstone USA’s inventory at the time of its acquisition and Caesarstone Australia's inventory that was purchased from its distributer.
These differences adversely impact our gross margins until such inventory is sold. The majority of the acquired inventory in Caesarstone USA was sold in 2011, while the acquired inventory in Caesarstone Australia is expected to be sold by the end of 2012.
(b)	In 2011, share-based compensation consists of changes in the value of share-based rights granted in January 2009 to the Company's Chief Executive Officer.
In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as changes in the value of share-based rights granted in January 2009 to the Company's Chief Executive Officer.
(c)	Consists of the payment of $1.7 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's IPO.
(d)
In May 2011, the Company acquired the remaining 75% equity interest in its U.S distributer, Caesarstone USA, in which it acquired a25% interest in January 2007. The acquisition price was $26.5 million and the majority of the amount was paid in 2011, while the balance of the purchase price was payable following the closing of the Company's IPO.

(e)
Since mid-2010, the Company has been engaged in litigation with the former CEO of Caesarstone Australia ("CSA"), which included, among other things, his claim seeking an order requiring the Company to purchase his shares in CSA in accordance with his agreement with the Company and CSA or at a fair and reasonable price. In May 2012, the Company entered into a settlement agreement with the former CEO of CSA pursuant to which he transferred the ownership in any shares in CSA he received in connection with his employment with CSA.  The Company made no payment in consideration for such transfer or any other payment in favor of the former CEO. As a result of this settlement, the Company has reversed the liability connected to this litigation and the adjustment is presented net of the related litigation expenses incurred for the settlement process.

(f)
Tax adjustments reflect the increase in taxes on income that would have been reflected in our consolidated income statements for the applicable period if the adjustments set forth in the table were not applied in computing net income. The tax effect is based on effective tax rate for 2011.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2011	2012	2011	2012

Australia	22,905	21,670	41,662	40,701
USA	14,448	23,119	21,920	41,893
Israel	9,199	8,735	19,513	18,000
Canada	7,612	9,707	12,808	18,504
Europe	6,554	5,445	12,251	11,170
Rest of World	5,327	6,764	10,285	12,518
	$66,045	$75,440	$118,439	$142,786